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                             August 24, 2023

       Kevin Halleran
       Chief Financial Officer
       Blue Owl Real Estate Net Lease Trust
       30 N. LaSalle St., Suite 4140
       Chicago, IL 60602

                                                        Re: Blue Owl Real
Estate Net Lease Trust
                                                            Post-effective
Amendment No. 1 to Registration Statement on Form 10-12G
                                                            Response Dated
August 2, 2023
                                                            File No. 000-56536

       Dear Kevin Halleran:

              We have reviewed your August 2, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

       Correspondence dated August 2, 2023

       General

   1. We note your response to comment 1. We are unable to agree that your contemplated repurchase program, as
described to us in your registration statement, your response, and on several calls with
your counsel, complies with the requirements of Rule 13e-4 and
                                                        Schedule TO. Please
revise your redemption plan to comply with the specifics of prior no-action relief, or
otherwise explain how you will comply with the requirements of Rule
                                                        13e-4.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Mark
Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if
 Kevin Halleran
Blue Owl Real Estate Net Lease Trust
August 24, 2023
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Halleran
                                                          Division of
Corporation Finance
Comapany NameBlue Owl Real Estate Net Lease Trust
                                                          Office of Real Estate
& Construction
August 24, 2023 Page 2
cc:       Benjamin Wells, Esq.
FirstName LastName